Exhibit 1

Proudly Supporting Australia 2016 Westpac Group Annual Review & Sustainability Report Bob Mac Smith. Fifth generation farmer and Westpac customer.

IN THIS REPORT 02 2016 HIGHLIGHTS 02 Supporting Customers 03 Supporting Shareholders 04 Supporting Employees 05 Supporting Communities 06 CHAIRMAN’S REPORT 12 CEO’S LETTER 12 2016 financial performance 13 Profitability 14 Revenue performance 16 Expense performance and investment in growth 17 Credit costs and asset quality 18 Summary – financial performance 19 Customer and market performance 19 Creating a workforce for the future 20 Bridging the trust gap 22 History and our future 22 Summary 24 SUSTAINABILITY LEADERSHIP 28 FIVE-YEAR SUMMARY 30 EXECUTIVE TEAM AND BOARD 32 REMUNERATION 33 FINANCIAL CALENDAR & CONTACT DETAILS 1851 GOLD FEVER AND NEW SETTLEMENTS LEAD TO THE BANK’S EXPANSION AND GROWTH 1982 BANK OF NEW SOUTH WALES AND COMMERCIAL BANK OF AUSTRALIA MERGE TO CREATE WESTPAC 1817 GOVERNOR LACHLAN MACQUARIE ESTABLISHES THE BANK OF NEW SOUTH WALES 1861 FIRST NEW ZEALAND BRANCH OPENS IN AUCKLAND ON THE COVER Bob Mac Smith, fifth generation farmer and Westpac customer. Read Bob’s story on page 23 and online via the website address below. THIS PAGE Bob Mac Smith’s canola crop in the NSW Central Tablelands. 2016annualreport. westpacgroup.com.au Visit our website to read more online, including customer stories Westpac Banking Corporation ABN 33 007 457 141

For almost 200 years, Westpac has supported Australia and New Zealand. As Australia’s oldest company, we’ve been a constant thread, through the ups and downs of economic cycles as a partner in the country’s development. Our story is one of innovation, growth, resilience, and adaptation. It’s why we’ve been in business for 200 years. As we approach our third century we’re continuing to transform. The community wants more from banks. And Westpac is responding: we’ve strengthened our balance sheet; we’re digitally transforming our operations and we’re reviewing our policies, processes and incentives to further drive our service culture. In doing so, customers can trust we have their interests at heart and if we make a mistake we will set things right. It’s this attitude that will help us support customers, shareholders, employees and the community into the next 200 years. 1992 OFF THE BACK OF THE ECONOMIC DOWNTURN OF THE EARLY 1990S, WESTPAC DECLARES A LOSS OF $1.6BN, SPARKING A SIGNIFICANT RESTRUCTURE 2002 STRATEGIC RESHAPING WITH SALE OF AGC AND EXPANSION OF WEALTH MANAGEMENT, ACQUIRING ROTHSCHILD AUSTRALIA ASSET MANAGEMENT AND BT FINANCIAL GROUP 2017 8 APRIL MARKS WESTPAC’S 200TH ANNIVERSARY 1990s AUSTRALIAN AND NEW ZEALAND RETAIL FOOTPRINT EXPANDS WITH THE ACQUISITIONS OF CHALLENGE BANK, TRUST BANK (NZ) AND BANK OF MELBOURNE 2011 RELAUNCH BANK OF MELBOURNE 2008 WESTPAC MERGES WITH ST.GEORGE BANK To mark Westpac’s 200th anniversary on 8 April, 2017 we are publishing ‘The Westpac story’, charting our history from 1817. It will be available to all shareholders online via e-book next year.

2 WESTPAC GROUP

2016 HIGHLIGHTS

# Supporting Customers[1]

No.1

Westpac Live ranking in Forrester's 2016 Global Mobile Banking Functionality Benchmark[2]

**CUSTOMER COMPLIMENTS**

3x ↑

3 times as many compliments as complaints[3]

**CUSTOMER COMPLAINTS**

31% ↓

across Australian operations

**FOCUS ON GREAT SERVICE**

Introduced "Our Service Promise", a program of actions and commitments. Developed by our people, it defines our expectations of what it means to deliver consistently great service in every customer interaction.

**13 million**
customers

**MAKING BANKING EASIER**

22%

of banking products sold online in Australia

Branches redesigned to complement changing customer needs

**HELPING CUSTOMERS START OR GROW BUSINESSES**

Our redesigned branches allow business customers to connect with business specialists via video conference



Emily Hartmann from Bank of Melbourne's Retail and Business Banking team.

**HELPING CUSTOMERS ACHIEVE THEIR GOALS**

From buying a home to starting and growing a business, we've helped customers achieve their goals

$404bn in Australian home loans
NZ$45bn in New Zealand home loans

$150bn in Australian business loans
NZ$29bn in New Zealand business loans

$973m Life insurance in-force premiums

1. All comparisons in this review are against results for the 12 months ended 30 September 2015 unless otherwise stated
2. Westpac's mobile banking app, Westpac Live, rated No.1 in the Forrester 2016 Global Mobile Banking Functionality Report
3. Across the Australian branch network in the second half of 2016

ANNUAL REVIEW & SUSTAINABILITY REPORT 3 8,012 $6.3bn paid in dividends in 20163 ,751 Prior year included some infrequent CASH RETURN EXPENSE TO Net Stable Funding Ratio > 100% Top quartile of banks globally for capital $99bn Westpac Group 7,820 ,063 Supporting Shareholders The Westpac Board. From left to right: Peter Hawkins, Elizabeth Bryan, Robert Elstone, Brian Hartzer, Peter Marriott, Lindsay Maxsted, Craig Dunn, Alison Deans and Ewen Crouch. Westpac’s 620,0001 Shareholders BUILDING LONG-TERM VALUE comprise mainly Australian REPORTED PROFIT2 ($Millions) individuals and super funds. 7,445 7,561 ,936 Decreased by 7% on Full Year 2015. items which in aggregate increased net profit by $347 million (post tax). 14% 42% ON EQUITY INCOME RATIO ORDINARY DIVIDEND (Cents) 188 A LEADER IN STRENGTH 187 Enhanced liquidity position: 182 Liquidity Coverage Ratio 134%,20 4 166 Common equity Tier 1 capital ratio 9.48% Full Year 2016 dividends totalled 188 cents per share, up 1 cent on Full Year 2015. Gross impaired assets to gross loans 0.32% CASH EARNINGS ($Millions) 7,822 7,628 market capitalisation 6,564 A result in line with Full Year 2015. 1. 622,780 shareholders at 30 September 2016 2. Net profit attributable to the owners of Westpac Banking Corporation 3. 2016 calendar year 4. Special dividends 2016 2015 2014 2013 7 2012 2016 2015 2014 2013 174 2012 2016 2015 2014 2013 6 2012 5

4 WESTPAC GROUP 2016 HIGHLIGHTS we need the best people with a relentless focus customer service. 95% Creating an inclusive workplace that supports $4.59bn of employees use flexible work arrangements, up from 63% in 2014 WOMEN IN TARGET up to 48%, from 46% last year employees2 Supporting Employees BankSA employees Raquel Watson and Jessica Lendrum at the Noarlunga Branch in South Australia. WORKFORCE REVOLUTION EMPLOYEE ENGAGEMENT To deliver our vision,69% HIGH PERFORMER RETENTION RATE on delivering exceptional greater diversity, productivity and engagement among our people. 74% in employee payments1Women in leadership positions LEADERSHIP 50% 39,568 1. Cash earnings basis 2. 35,280 full time equivalent employees

ANNUAL REVIEW & SUSTAINABILITY REPORT 5 ,596 ARTICIPANTS IN FINANCIAL ACCESSED A ANCE PACKAGE tion will support perpetuity am launched to identify 200 promising businesses to receive business people CleanTech and environmental services sector Chief Executive Officer Chief Executive Officer of Message Stick Group; Andrew Bate, Chief Executive Officer Chief Executive Officer of Westpac Group; John Eales AM, former Australian rugby union by ears ontributions Supporting Communities P59 30 CUSTOMERS WHO FINANCIAL ASSIST Banks exist to support economic development and we have a $100m responsibility to play a positive Westpac Bicentennial Founda role in the communities in which 100 scholars every year in we operate. ”Businesses of Tomorrow progr direct support and intellectual ca some of Australia’s leading $6.2bn BRIAN HARTZER Total committed exposure to Westpac Group $1.05bn Lending to social and affordable housing sector Some of Westpac’s 200 Businesses of Tomorrow mentors. Left to right: Michael McLeod, Issued $500m Westpac Climate and Managing Director of SwarmFarm Robotics; Steven Persson, Chief Executive Officer of The Big Issue; Pip Marlow, Managing Director of Microsoft Australia; Gail Kelly, former2,900 captain; Ita Buttrose AO OBE, journalist and businesswoman; and Carla Zampatti AC, Employment pathways and jobs Executive Chairman of Carla Zampatti. by social enterprises supported Westpac Foundation over two y $3.34bn income tax expens $148m community c 1. Cash earnings basis EDUCATION ,759 pital from Bond created e1

6 CHAIRMAN’S REPORT It has been another significant year for Westpac with the company making good progress on its strategy, materially strengthening its balance sheet and delivering sound returns. Statutory net profit was lower over the year, principally because 2015 included some positive infrequent items including asset sales. Cash earnings (our preferred measure of performance) for the year ended 30 September 2016 were little changed compared to 2015, with disciplined growth across the business contributing to 3% revenue growth. This increase was largely offset by higher impairment charges mostly related to a small number of larger companies being downgraded to impaired early in the year. While we have achieved much in 2016, the year has been somewhat overshadowed by increasing public criticism of Australia’s banks. It is fair to say there have been recent examples of poor behaviour in the industry and in some instances the industry has fallen short of community expectations.

ANNUAL REVIEW & SUSTAINABILITY REPORT 7 While we have achieved much in 2016, the year has been somewhat overshadowed by increasing public criticism of Australia’s banks Materially strengthening our balance sheet and delivering sound returns We work hard to win customers’ business and maintain returns for shareholders, and we must also continually work hard to maintain the trust of the community as a whole. That is why Australia’s banks are implementing a comprehensive suite of measures to further protect customer interests and increase transparency and accountability. These include ensuring there are no conflicts in the way staff are incentivised, further protecting whistleblowers and enhancing the handling of complaints. However, we also need to be proud of the important role banks play for Australians. The sector has not relied on capital from the government, nor has it weighed down economic activity – in fact the reverse is true. It is regrettable that the debate and coverage around banks has not acknowledged these benefits and, at times, has comprised broad and ill-informed accusations. Before I share my observations on the year that has been, I would first like to offer some balance to this debate, so that shareholders are more fully informed and equipped to form their own views and contribute to the debate. As Westpac’s Chairman, I see first-hand the overwhelming benefit Australian banks bring to the economy – at a macro level, supporting Australia’s investment requirements and needs for foreign capital, and at a micro level, supporting customers to meet their financial goals. It has been globally acknowledged that Australia and New Zealand have been well served by their major banks, both during and since the GFC. You need only look at other global markets such as the UK, parts of Europe and the US to appreciate the devastating impact poorly performing banks can have on customers and economies over extended periods. Australia’s major banks have been well managed, have not relied on government support, and have overwhelmingly contributed positively to the nation. Here are some facts about the banking sector: • The Australian banking sector was not bailed out during the GFC. Unlike many other developed nations, no taxpayer funds were injected into the Australian banks. In fact, the sector paid $4.5 billion in fees for a guarantee that was never called upon, and continued to lend and support the economy through the crisis. • Australian banks pay the most income tax of any industry in Australia. With over $14 billion paid in taxes or levies in 2015, tax paid by banks accounted for nearly half of all income tax paid by companies in the ASX200. At Westpac, our effective tax rate this year was 29.9% – it is clear that we pay our fair share of tax. • Profitability of the Australian banks is consistent with a sector that needs to be seen as “unquestionably strong”. Australian banks need to be unquestionably strong to: – Continue to support households and businesses through economic cycles; – Support Australia’s current account deficit by raising funds offshore; and – Invest in innovation and create a better experience for customers.

8 WESTPAC GROUP CHAIRMAN’S REPORT Suggestions that banks should accept lower returns or pay additional levies are misguided. These measures would only weaken the system and its ability to support the economy in economic downturns, as well as reducing the banks’ competitiveness in a global market. Indeed, healthy profitability is one of the key measures that international rating agencies look at when assessing a company’s rating – which in turn impacts the cost and availability of overseas funding to support the economy. • Returns of Australian banks are in line with other leading banking systems and the market. The average return on equity (ROE) of the Australian major banks is currently around 12-15%, broadly similar to other high quality banking markets such as Canada or the Scandinavian countries. That return is above the return of the ASX200 of closer to 11% but below returns of other service industries. Australian major bank returns are above markets, such as the UK, parts of Europe and in the US. These markets are underperforming and in many respects are still recovering from the GFC, and as such are delivering performances to which we should not aspire. Separately, while Australian banks make large profits, they are in line with their size. Westpac has an asset base of around $840 billion and we make less than 1% return on those assets. • Customers are paying less for their banking. There is a perception that Australian banks are charging customers more for lending and paying less for deposits today than prior to the GFC. The net interest margin is the best aggregate measure of the value banks generate from their lending and borrowing activities and that margin has been declining. For Westpac, the facts are that in 2000 our net interest margin was 3.10%, in 2006 it was 2.29% and in 2016 it was 2.13%. On 8 April 2017, Westpac will become the first company in Australia to celebrate 200 years. This is something that makes the Board, management and all our 40,000 employees incredibly proud. Westpac has supported Australia and New Zealand through the ups and downs of wars, depressions, crises and economic booms. Indeed our fortunes have mirrored those cycles. changed from the 2015 financial year. The Group uses cash earnings as a key metric for assessing performance, and is the basis on which executive performance is also determined. Westpac’s success depends on the success of Australia and New Zealand. We have never lost sight of this. We work with this in mind by supporting the needs of customers, employees and communities as well as working in the long-term interests of shareholders. Building a service culture The Board plays an important role in building a deeper service culture across the organisation. It starts with our own behaviours and of course extends to holding the Group to account in how it supports customers and responds to issues. There is no doubt we have made significant progress in this respect. The 31% reduction in complaints across Australian operations over the year demonstrates our plans are working. The Board has closely monitored recent industry issues and, together with management, has sought to ensure that your company remains strongly placed. As an example, following some industry issues in financial planning and life insurance, we have asked external reviewers to look closely at our own operations; assessing our policies and practices, and our actions and responses. Not surprisingly, with a business of our size we have had a small number of examples of poor behaviour but these are isolated and, where problems have been found, the company has committed to put things right. 2016 performance Turning to performance, 2016 was a sound year in challenging circumstances. Westpac reported statutory net profit of $7,445 million, down 7% over the year. The decline in net profit was principally because 2015 included some positive infrequent items, including $665 million in gains (net of tax) associated with the partial sale of BT Investment Management. Because of the size and nature of these items, they were excluded from the calculation of cash earnings. Westpac reported cash earnings of $7,822 million for the year ended 30 September 2016, which was little The Group generated solid growth through the year, with lending rising 6% and customer deposits increasing 9%. These gains were however partially offset by a reduction in non-interest income, higher expenses, and a rise in impairment charges, or bad debts. The 3% rise in expenses through the year was principally related to an increase in investment and higher regulatory and compliance spending. Business-as-usual expenses were largely offset by productivity gains. Within expenses, I know there is much interest in our approach to executive remuneration. Similar to recent years, the Board has ensured that the starting salaries of new ‘key management personnel’ are below that of the prior incumbents. Two new executives became key management personnel this year although as their start date was 1 October 2016, their salaries will not appear in our remuneration tables until next year. In addition, because of this year’s earnings performance, short-term incentives for the executive team are down, on average, 11% on the prior year. At the same time, long-term executive incentives did not vest this year as the hurdles set by the Board were not achieved. These long-term incentives make up around one third of each executive’s remuneration. Higher impairment charges principally related to a small number of larger companies being classified as impaired in the first half of the year. We monitor asset quality trends closely and Westpac’s Board and management believe that the deterioration of these larger names is not indicative of a more widespread deterioration in asset quality. Where additional stress has emerged, it is principally related to those sectors and regions whose fortunes have been closely tied to the mining investment cycle. Additional stress has also emerged in New Zealand dairy, to which our exposure is modest.

ANNUAL REVIEW & SUSTAINABILITY REPORT
9

Reflecting this trend, we have increased provisioning levels and our provisioning ratios remain strong. For example, the ratio of gross impaired asset provisions to gross impaired assets is 49% and leads the sector. This means our individual provisions cover almost half of our total impaired assets.

While on the topic of results, I must acknowledge the performance of the new management team and structure. Brian Hartzer has led Westpac as CEO for his first full year and our new operating structure and executive team have been in place for just over a year.

The Board has been pleased with the team's performance. In particular there has undoubtedly been a further improvement in the Group's service culture and the digital transformation of the company is gaining traction. Importantly, the team has maintained the disciplines and strengths that are hallmarks of Westpac. This includes the effective management of capital, leading the market on changing pricing for more capital, appropriately provisioning for new impaired assets as well as proactively responding to community calls for change.

## Capital and dividends

The 2016 year saw the further strengthening of our balance sheet through both additional capital and an enhanced liquidity position.

After raising around $6 billion in capital in the 2015 calendar year, the Group's common equity Tier 1 capital ratio of 9.48% is above our preferred range. On an internationally comparable basis this comfortably puts us in the top quartile of banks globally.

On liquidity, global regulators have been gradually introducing new measures to enhance banks' ability to remain liquid in times of stress. The Australian regulator is seeking to be ahead of global trends, having already required compliance with the Liquidity Coverage Ratio in January 2015, and is looking for banks to meet the new Net Stable Funding Ratio from 1 January 2018. Today, based on current standards, Westpac is meeting both these requirements.

## PERFORMANCE METRICS

CASH EARNINGS BASIS


MARGINS NET INTEREST MARGIN (%)
2012 2.17
2013 2.15
2014 2.08
2015 2.08
2016 2.13
EARNINGS CASH EARNINGS PER ORDINARY SHARE[1] (CENTS)
2012 214.8
2013 227.8
2014 245.4
2015 248.2
2016 235.5
EFFICIENCY EXPENSE TO INCOME RATIO (%)
2012 41.1
2013 41.2
2014 41.6
2015 42.0
2016 42.0
CAPITAL COMMON EQUITY TIER 1 CAPITAL RATIO (%)
2012 8.2
2013 9.1
2014 9.0
2015 9.5
2016 9.5
ASSET QUALITY STRESSED ASSETS TO TOTAL COMMITTED EXPOSURES (%)
2012 2.17
2013 1.60
2014 1.24
2015 0.99
2016 1.20
LIQUIDITY COVERAGE RATIO (%)
2015 121
2016 134
RETURNS CASH RETURN ON EQUITY (%)
2012 15.4
2013 15.9
2014 16.4
2015 15.8
2016 14.0
DIVIDENDS (CENTS PER SHARE) *special dividend
2012 166
2013 174 20*
2014 182
2015 187
2016 188

1. Comparative information has been restated to incorporate bonus elements of the November 2015 capital raising in the weighted average number of ordinary shares

## RETURNS OF AUSTRALIAN BANKS IN LINE WITH ASX SEGMENTS

(RETURN ON EQUITY)


Westpac
Market ex Resources
Industrials
Australian companies with international earnings
14.0%
12.4%
11.8%
15.2%

Source: Macquarie Securities

## TOTAL SHAREHOLDER RETURN

| | WESTPAC | ASX ALL ORDINARIES |
|---|---|---|
| 1 YEAR | 6.3% | 14.0% |
| 3 YEARS | 7.8% | 20.5% |
| 5 YEARS | 90.5% | 68.8% |
| 10 YEARS | 100.0% | 65.6% |

Source: IRESS

10 WESTPAC GROUP CHAIRMAN’S REPORT $16.5bn interest paid, including to depositors Where Westpac’s $37.7bn 2016 gross operating income1 As I indicated in last year’s report, this strengthening of our balance sheet has come at a cost, increasing our shareholders’ equity, lifting shares on issue and incurring additional costs associated with our strengthened liquidity. These changes have impacted earnings, and particularly Westpac’s return on equity (ROE) and earnings per share. Reflecting the significant increase in shares on issue through the year, our cash earnings per share of 235.5 cents was down 5% over the year while the Group’s ROE was 14.0%, down from 15.8% in 2015. The Group’s earnings, combined with our strong capital position (the common equity Tier 1 ratio of 9.48% is some 23 basis points above the top of the Group’s preferred range of 8.75 – 9.25%) has enabled the Board to determine a final ordinary dividend of 94 cents per share, fully franked. This dividend rate was unchanged from the 2016 interim ordinary dividend of 94 cents per share. Full year dividends totalled 188 cents per share up 1 cent or 0.5% relative to Full Year 2015. The final ordinary dividend represents a payout ratio of 80.3% (Full Year 2016 80.3%). Allowing for shares to be issued under the DRP, the percentage of second half 2016 cash earnings paid out is estimated to be around 72%. The 94 cent per share dividend represents a dividend yield of 6.4% based on the closing share price at 30 September 2016 of $29.51, or over 9% after adjusting for franking. dividend payments but we must continue to anchor our decision to a long-term sustainable position. Board composition The Board and management teams have been stable over the year. There were no changes to the Board, although subsequent to 30 September 2016, Elizabeth Bryan has decided that she will retire at the conclusion of our 2016 Annual General Meeting on 9 December 2016. The final ordinary dividend will be paid on 21 December 2016 with the record date of 15 November 2016. Elizabeth has been a great director making an outstanding contribution to the board over her 10 year tenure. She was a source of stability through the financial crisis, including serving on the important Board Risk Management Committee (now the Board Risk and Compliance Committee). Elizabeth has been an exceptional Chairman of this key committee since 2010. In addition to Elizabeth’s director experience, her deep understanding of the wealth management industry has also been a great asset to the Board. We recognise the importance of dividends for shareholders, and the franking credits attached to those dividends. Our approach is to continue to make dividend payments that are sustainable in the long-term; that is, ensuring we retain enough of our earnings to hold our capital levels while also retaining sufficient capital for growth. It is also about maximising the payment to distribute franking credits. We are prepared to wear some volatility in the payout ratio to give shareholders some consistency in SHARING RETURNS income goes $4.6bn employee payments $3.3bn income tax expense $6.3bn dividends to 620,000 shareholders $4.3bn other expenses, mainly suppliers $1.6bn retained for growth $1.1bn impairment charges, to cover bad debts 1. Gross operating income comprises total interest income and non-interest income on a cash earnings basis

ANNUAL REVIEW & SUSTAINABILITY REPORT 11 We approach our 200th anniversary in great shape Succession planning for new directors is continually discussed by the Board. We expect to be able to conclude discussions and announce the appointment of two non-executive directors in the first half of 2017, who will add further strength and diversity to your Board. These settings, combined with persistent low inflation and low interest rates, will likely lead to similar system lending and deposit activity in 2017 as in 2016. How growth evolves for banks will also depend on regulatory requirements including for capital and liquidity. working diligently to respond to community expectations and rebuild trust. 2017 will be an exciting year for Westpac. In addition to the significant changes taking place in banking, 2017 will mark our 200th anniversary – a milestone that is generating great excitement and pride across the Group. We approach our 200th anniversary in great shape, a position of which our past Chairmen would be proud. Westpac is strong, our strategy is delivering, our operating divisions are well placed and our 40,000 employees are passionate about helping customers reach their financial goals. With this foundation, we expect to continue generating long-term value and sound returns for shareholders for many years to come. Outlook Our outlook for the Australian and New Zealand economies remains positive and while growth remains a little uneven across States, the fundamentals remain sound. The relatively low level of the Australian dollar and low interest rates have supported good growth in the services sector (particularly health, education and tourism), a rise in residential and infrastructure investment, and improved net exports. These gains have offset the slowdown in mining investment. Asset quality is expected to remain sound in the year ahead, although it is likely that additional stress will continue to emerge in sectors and regions undergoing some structural change. With the banking sector in strong shape, competition is also expected to remain intense. Summary It has been a challenging year for the banking sector given the evolving operating environment. This has included changes to capital and liquidity requirements, strong competition and increased criticism of how customers have been treated. Westpac has responded to these changes by materially strengthening our balance sheet for capital and liquidity purposes while These trends are expected to broadly continue in the year ahead with Australia’s GDP growth expected to grow a little ahead of 3% with unemployment likely to hold below 6%. LINDSAY MAXSTED Chairman Westpac Group

12 WESTPAC GROUP CEO’S LETTER We’ve prioritised strength, delivered a solid result and made significant progress on transforming the Group Australia’s first bank demographic, cultural, and political—so too Dear fellow shareholders the centuries—economic, environmental, And, given all the negative political and media attention paid to the banking industry in recent months, I’d like to add a few further thoughts to those of our Chairman on the industry’s reputation and what we are doing to close what I’ve been referring to as the ‘trust gap’. As part of this, I’ve included several real customer stories that I believe highlight the sort of company that Westpac is today. 2016 financial performance As in every year, our highest priority is to maintain the strength of our balance sheet. This financial year we took significant steps to increase our equity capital base—through an entitlement offer raising $3.5 billion—which followed other initiatives last financial year, including the underwritten dividend reinvestment plan in May 2015 and the partial sale of BT Investment Management (BTIM). As a result, our common equity Tier 1 ratio stands at 9.5%, or 14.4% on an internationally comparable basis—one of the highest ratios of any large bank in the world. Two hundred years ago this month, on the 22nd of November 1816, a group of prominent Sydney business people met formally for the first time to consider Governor Lachlan Macquarie’s request that they advise him on how to create a local currency for the still-new colony. we at Westpac have constantly adapted to support the economic development of these nations. We reflect this role in our vision statement: “To be one of the world’s great service companies, helping our customers, communities, and people to prosper and grow.” In last year’s letter I outlined our strategy to fulfil this vision, and why we believe that a strategy focused on service is the right response to our rapidly changing environment. Our strategy has not changed, and because we have the right business mix and are not burdened with major underperforming or non-core businesses we’ve been firmly focused on implementation. This year my aim, once again, is to give you a candid assessment of our performance, as well as update you on our strategic progress and provide my perspective on the challenges and priorities for the next period. The request reflected Governor Macquarie’s desire to build a strong, independent economy—an objective that was not shared by his colonial overseers in London. The group’s response—that to have a currency, the colony needed its own bank— led to the founding in April 1817 of the Bank of New South Wales: Australia’s first company, and first bank. Since that first meeting 200 years ago, the company we now call Westpac has always recognised that our success is inexorably tied to the prosperity of the local economy, through the success of our customers. As our home communities of Australia and New Zealand have faced and responded to many challenges over

ANNUAL REVIEW & SUSTAINABILITY REPORT 13 We strengthened our funding mix, with customer deposits rising 9% to comprise 70.5% of loans. The average tenor of wholesale funding raised this year was 5.4 years, up from less than 5 years in 2015, and our Liquidity Coverage Ratio (LCR) reached 134%—an important regulatory measure of our ability to absorb market shocks. We also assessed our Net Stable Funding Ratio (NSFR) as exceeding 100%—a milestone set by APRA (our key prudential regulator) that all banks must achieve by the beginning of the 2018 calendar year. Profitability Turning to profit, cash earnings for the Westpac Group—our preferred performance measure—was $7,822 million compared to $7,820 million for Full Year 2015. Earnings per share fell 5% to 235.5 cents, reflecting the significant increase in capital issued over the last 12 months. Return on equity (ROE) was also lower at 14.0%, down from 15.8% in 2015.

14 WESTPAC GROUP CEO’S LETTER OUR VISION STRATEGIC PRIORITIES A SUSTAINABLE FUTURE To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow. PERFORMANCE DISCIPLINE Managing our business in a balanced and disciplined way to be recognised as the region’s best-performing bank. BETTER FINANCIAL FUTURES Help customers have a better relationship with money. SERVICE LEADERSHIP Through our service revolution, help customers achieve their goals. DIGITAL TRANSFORMATION Continue to invest in digitisation and use technology to redesign and enhance the customer experience. TARGETED GROWTH Direct investment towards the areas that offer the greatest growth including wealth and SME. WORKFORCE REVOLUTION Employ and retain the best people with a culture that helps them succeed. ENVIRONMENTAL SOLUTIONS Help find solutions to environmental challenges. EMBRACING SOCIETAL CHANGE Help improve the way people work and live as society changes. On a reported basis, Westpac’s net profit was $7,445 million, down 7% over the year. The difference between cash earnings and reported profit reflects a number of infrequent items that, in aggregate, boosted reported profit by $375 million in 2015 (but were excluded from the calculation of cash earnings in that year). These items included gains associated with the partial sale of BTIM and tax benefits linked to the acquisition of Lloyds Australia in 2014, partially offset by a reduction in capitalised software charges following a review of how we account for some technology investments. While these results are lower than we’d like, the flat cash earnings growth masks the fact that below the surface we were doing a lot of paddling—and making real progress. It’s also worth noting that these results took place in an environment that was difficult for banks, with more financial headwinds than we expected at the start of the year. Interest rates were lower, which is a significant drag on earnings for a bank like Westpac. Global financial market conditions also contributed to reduced customer activity for our institutional business. At the same time, regulatory and legal costs were higher, as we responded to an increased number of requests by regulators both at home and abroad. And, after a number of years of very low credit losses—indeed, net write-backs—in our Institutional business, we saw a small number of relatively large ‘names’ get into difficulty. This meant that we increased our credit provisions substantially in Westpac Institutional Bank (WIB)—an occasional feature of being in this business, but a drag on earnings nonetheless. deposit growth of 9%, and a 5 basis point improvement in our net interest margin. It’s worth noting that the net interest margin picture is complex; encompassing changes across our entire suite of lending, deposit, and wholesale borrowing costs, as well as changing capital and liquidity requirements from our regulators. Although there has been a lot of media and political attention on our pricing of late, the fact remains that our margin has come down over the last ten years. Ten years ago the net interest margin was 2.29%; five years ago it was 2.22%, and this year it averaged 2.13%—while the second half margin was a bit lower still at 2.11%. The perception that we have repriced loans to lift the overall margin fails to consider all the movements across our entire balance sheet, and how we seek to balance the impact of these movements across borrowers, depositors, and shareholders. Setting aside the margin picture, net interest income growth reflected strong performance in our Consumer and Business Revenue performance1 Looking within the result, operating income for the group increased 3%, with net interest income growth of 8% partially offset by lower non-interest income. The growth in net interest income was driven by loan growth of 6%, customer 1. On a cash earnings basis

ANNUAL REVIEW & SUSTAINABILITY REPORT 15

## FINANCIAL PERFORMANCE MOVEMENT IN CASH EARNINGS

Cash earnings were little changed in the year. The Group achieved disciplined growth across the business, particularly in areas such as home lending, SME lending and customer deposits which lifted net interest income. Non-interest income was lower particularly across our wealth and institutional businesses. Expenses were well managed with business as usual costs largely offset by productivity increases. Most of the rise in expenses was due to higher regulatory and compliance spending along with increased investment. Asset quality remains sound although a small number of larger names were downgraded to impaired in the first half of the year and this led to a rise in impairment charges.


7,820
1,109
(446)
(263)
(371)
(27)
7,822
Lending up 6%, customer deposits up 9%. Margins up 5bps
Solid franchise growth in wealth offset by reduced income from the partial sale of BTIM, and lower institutional banking fees
Costs up 3% with the cost to income ratio stable at 42%
Asset quality sound. Some increase in stress in mining-related regions and higher impairments from a small number of larger companies
Effective tax rate at 30%
Full Year 2015
Net interest income
Non-interest income
Expenses
Impairment charges
Tax and non-controlling interests
Full Year 2016

## INTEREST RATES AND FUNDING

In funding loans to customers, Westpac draws from three main sources: customer deposits, wholesale funding and equity. The rates we pay on each of these sources of funds is determined by market forces within each category.

While the Reserve Bank of Australia's cash rate is a market indicator, banks do not borrow money at that rate. Moreover, the relationship between the cash rate and the rates we pay over time varies. Prior to the GFC for example term deposit rates were generally below the cash rate. Today, those taking out a term deposit can often receive a rate well above the cash rate.

We set our lending rates based on our funding costs, ensuring we earn an appropriate return for shareholders and for the risk we take every time we lend money. It is a balancing act and we need to consider the needs of borrowers, depositors and shareholders. As interest rates fall this has become even harder. We understand that these decisions impact people but feel we achieved the right balance this year.


AUSTRALIAN HOME LOANS $404bn
AUSTRALIAN BUSINESS LOANS $150bn
AUSTRALIAN PERSONAL LOANS $23bn
NEW ZEALAND LOANS $72bn[1]
OTHER OVERSEAS LOANS $13bn[1]
$662bn TOTAL LOANS
2016 FUNDING MIX $766bn[2]
61%
CUSTOMER DEPOSITS – TERM DEPOSITS – SAVINGS
$467bn
31%
WHOLESALE FUNDING – SHORT TERM – LONG TERM – SECURITISATION
$241bn
8%
SHARE-HOLDERS EQUITY
$58bn

1. A$
2. Funding for loans and liquidity

16 WESTPAC GROUP CEO’S LETTER Bank divisions. Australian mortgages grew $28 billion, or 8% year-on-year. We grew our share in mortgages, despite the imposition by APRA of a cap on investor property lending and certain other regulatory adjustments to underwriting standards. The net result of these and other changes was to more evenly balance home loan growth across owner-occupied and investor lending. Small business lending—one of our key focus areas—also grew strongly, with loans up 8% over the year. This reflects the benefit from our new online loan origination platform, LOLA, and the use of video conferencing to immediately connect customers with business specialists in areas like transaction banking, trade, and merchant (credit card) processing. Herb Smith’s story illustrates how customers can now walk into their local branch and connect with experts to help them reach their goals. regions. However, a highly competitive market for both deposits and loans put significant pressure on the net interest margin in New Zealand, which fell sharply in the first half (although there are signs of stabilisation in the second half of the year). In WIB, the ongoing phenomenon of ‘quantitative easing’ by central banks around the world has continued to put pressure on margins for institutional lending here in Australia—as global banks from markets with low to zero interest rates seek higher returns elsewhere. In this environment, we are focusing on managing return and margins while preserving our most important long-term transactional and lending relationships. As a consequence, we stood back from a number of large transactions in the market (especially in commercial property and trade finance), and overall lending fell 3%— an outcome we are comfortable with. sales, the partial sale of our investment in BTIM, as well as reduced customer activity in WIB. At the same time, the Consumer Bank experienced a regulated reduction in interchange income on credit cards. Expense performance and investment in growth Given the lower revenue environment this year, we’ve remained disciplined on our expenses while continuing to invest in ways that will drive a step-change in long-term productivity. Essentially our goal is to neutralise ordinary expense growth through disciplined productivity initiatives, so that most of the net growth in expenses is investment-related. This year we achieved $263 million in productivity savings (3% of our cost base) including through digitising processes, further reconfiguring our network and renegotiating major contracts. Given our flat financial performance, this included a reduction of around 10% in the overall variable incentives paid to our senior employees. New Zealand’s loan book grew strongly across both business and consumer lending, at 9%1 over the year. This growth was broad-based across industries and 1. In NZ$ The other key driver of our revenue result was non-interest income, which was down $446 million over the year. Much of the decline was due to lower gains on asset

ANNUAL REVIEW & SUSTAINABILITY REPORT 17 HERB SMITH GIVING BUSINESSES WINGS Through his new business, Dreamtime Tuka, Herb Smith is bringing to life a long-held dream. As custodian of his grandmother’s recipes, he is taking her famous lemon myrtle biscuits to the world. After a 32 year career in the police force, Herb returned to his hometown of Wellington in country NSW with the idea to create a range of Australian bush food. With the support of Westpac, Herb has started big. After securing a contract with Qantas, Herb is extending his range and growing Dreamtime Tuka. And he’s taking his community with him. AUROR CONNECTING DATA TO FIGHT CRIME New Zealand-based start-up, Auror, is harnessing data to fight crime. Auror has developed powerful software that is changing the approach to crime prevention and enforcement in New Zealand. Their system has been adopted by the New Zealand Police Force and more than 500 retailers and is already making a dent in small crime. Backed by Westpac’s Reinventure Fund, Auror is exploring ways to help Westpac customers and launch their crime-fighting tool in Australia. From left: Phil Thomson and Tom Batterbury To read more about these stories please go to 2016annualreport.westpacgroup.com.au At the same time, we materially increased our strategic investments in service and productivity; with an annual spend of $1.2 billion against last year’s total of around $1 billion. This meant that total expenses grew 3% and our cost-to-income ratio was maintained at 42%—a number that we aim to drive below 40% in coming years. We are also investing in technology to transform customer experiences and further strengthen our core infrastructure. In New Zealand, after a significant upgrade to our online platform last year, we’ve rolled out several new innovations—most recently the CashNAV mobile app developed in conjunction with fintech leader Moven. This app allows customers to better track and manage their spending. We also achieved a significant technology milestone this year with the upgrade of our deposit and transaction system for St.George—called Celeriti. This system will ultimately serve as our single transaction and deposit platform for all our consumer and business relationships. In BTFG, our new wealth platform, Panorama, has achieved a number of development milestones, and balances are beginning to grow on the platform. We believe this system will give us a significant functionality and cost advantage in the high-growth wealth business in years to come. With a wide variety of fintech firms emerging we are keeping an eye on developments and are selectively investing in new models that have the potential to disrupt traditional banking. We are partnering with businesses in areas as diverse as blockchain, quantum security, and digital mortgage broking. We have also separately invested $100 million in Reinventure, a venture capital fund that directly invests in fintech businesses with the potential to make a significant impact in Australia. The fund currently has 11 investments, including data marketplace platform Data Republic, employee platform provider Flare HR, peer-to-peer lender Society One, and crime prevention software provider Auror, which you can read about in more detail above. Credit costs and asset quality The other major impact on our earnings was credit provisions, with impairment charges up 49% to $1,124 million. Much of the rise was due to single ‘names’ mentioned earlier. We take a conservative approach to such facilities and therefore significantly increased the provisioning associated with each. Setting aside these large impairments, overall asset quality is in good shape: stressed assets to total committed exposures were low at 1.20%. This is more than 60% below financial crisis levels in 2010. There has been a small rise in stress through the year in certain sectors and regions impacted by the slowing in mining investment along with some challenges in New Zealand dairy, but in our judgment these trends don’t indicate a broader deterioration in quality. Although there has been some commentary recently about credit risks in commercial property and housing, we remain very comfortable with our book,

18 WESTPAC GROUP CEO’S LETTER thanks in part to actions we took in previous years. In commercial property, for example, back in 2012 we identified regions where residential apartment supply looked to be increasing too rapidly, and in response we further tightened our lending criteria. Those decisions have proven to be prudent, with those same regions now being flagged as oversupplied. There is no doubt that house prices are high and customers are more leveraged. But we believe that, with a few localised exceptions, market conditions reflect the impact of lower interest rates along with genuine supply and demand imbalances, rather than being fuelled by excessive speculation or an easing in lending standards. Therefore, we do not subscribe to the view that there is a housing bubble. Elsewhere in the portfolio we have had some concerns on the New Zealand dairy industry given depressed global milk prices, but efforts of farmers to re-align their cost bases—along with recent improvements in milk prices—have alleviated some of our concern. In consumer lending we have seen a small rise in mortgage 90+ day delinquencies, but these tend to be concentrated in regions affected by the slowdown in mining investment mentioned above, and overall remain within our normal tolerance levels. In fact, of the 1.5 million mortgages we have outstanding, there are only 262 houses that are currently in possession—which is a very low level in absolute terms and relative to history. Summary—financial performance Taking all of these factors into account, the combination of earnings and capital/ funding actions meant that we finished the year with a much stronger balance sheet than we started. For our shareholders, this meant that we have continued to grow the net tangible assets per share by 7% or 88 cents per share—an important measure of intrinsic value. Including total dividends paid and share price movements, total shareholder return for the 2016 financial year was 6.3%. This compares with the average total return for the banking sector of 6.2% over the same period. 812m1 DIVISIONAL CONTRIBUTION TO WESTPAC GROUP CASH EARNINGS $7,822m CONSUMER BANK Sales and customer service to consumer customers in Australia $2,981m BUSINESS BANK Sales and customer service to small-to-medium enterprise, commercial and agribusiness customers $1,999m BT FINANCIAL GROUP Westpac’s Australian wealth and insurance business $876m WESTPAC INSTITUTIONAL BANK Sales and service to commercial, corporate, institutional and government customers $1,098m WESTPAC NEW ZEALAND Sales and service of banking, wealth, and insurance products for consumer, business and institutional customers across New Zealand $ 1. NZ$872m

ANNUAL REVIEW & SUSTAINABILITY REPORT 19 The Business Bank also performed well, with core earnings growth of 5% over the year. Market share increased across SME and in the merchant credit cards, to the point where around 50% of Australian businesses now have a banking relationship with the Westpac Group. While customer satisfaction3 in the Business Bank was down slightly from 7.4 to 7.3, we continue to be ranked number 1 for total Business in NPS4. During the year we rolled out a new online banking system for St.George business customers, significantly improving service, and our online loan origination platform, LOLA, is now processing two out of every three eligible loans. We also rolled out around 127,000 merchant terminals which are all enabled with market-leading contactless tap and go functionality. Despite the good core earnings growth, higher impairment charges meant that cash earnings in this business rose by a more modest 1%. The main driver of the increased provisions was the fact that we had lower write-backs than in previous years; we also had an increase in provisions in auto finance. Overall, however, credit quality in this business remains sound. BTFG continued to see good underlying growth in its business, with FUM and FUA balances growing 5% and 7% respectively, while insurance premiums were also higher. However a number of specific issues reduced reported cash earnings by 4%; adjusting for the partial sale of BTIM, cash earnings would have been down 2%. The other issues holding back BTFG’s earnings this year included the impact of higher claims and lower renewals in Insurance, currency movements in Ascalon (our boutique funds management investor), and higher regulatory costs. As discussed earlier, WIB cash earnings were down $245 million, reflecting higher impairment charges and our decision to focus on return rather than growth in a difficult market. Despite this, WIB grew its core customer base this year, continuing to invest in service quality and grow its leading position in transaction banking. WIB changed its operating model to increase the focus on service and reduce its cost base— which has set the business up for improved performance in the years ahead. Full Year 2016 has been a year of change for Westpac New Zealand with the start of a major transformation program and the relaunch of its brand. Cash earnings for the division were lower over the year, down 4% in $NZ, principally due to the highly competitive market for home loans, and costs associated with its transformation program. While the overall financial result is below what we would like, I am confident that David McLean and his refreshed management team are taking the steps necessary to deliver a significant lift in service and cost efficiency in the years ahead. In summary, we are well underway with our ‘Service Revolution’, making real steps towards delivering world-class service, digitising our business, and building a culture that puts a dedication to helping at the heart of a truly sustainable business. Creating a workforce for the future The environment in which our 40,000 people are working is changing. This includes how customers wish to interact with us, changes in daily work tasks, and expectations around diversity and flexibility. Public scrutiny of culture across the sector has also intensified. With this in mind, we have been working hard to find new ways to build the workforce of the future: where people with diverse backgrounds can adapt to change and, importantly, maintain a relentless focus on providing exceptional service. Customer and market performance As part of our service strategy we changed our organisational structure in 2015 to better align with our customer segments. This led to the creation of two new divisions: Consumer Bank, with end-to-end accountability for consumer banking relationships across both Westpac and our regional brands; and Business Bank, which serves commercial and small business customers. The structures of BT Financial Group (BTFG), WIB, and Westpac New Zealand remained largely unchanged. This is the first year we are reporting under our new structure and comparative financials have been restated to compare like for like. The Consumer Bank performed strongly this year. In total, more than 500,000 new customers joined us, contributing to net customer growth of 3% and helping to lift cash earnings by 14%. From a service point of view, the outcomes were mixed. Customer satisfaction for the Consumer Bank was down a little, from 83.8% to 81.3%1. When we look beneath that overall survey result—which has almost certainly been negatively impacted by the general media climate for banks—we see substantial improvements in how customers rate their direct experience with us. For example, the net promoter score (NPS) across our call centres rose from 65.5 to 68.1 and branch NPS2 for St.George, Bank of Melbourne and BankSA for instance grew from 55 to 57 over the year. Complaints in the Consumer Bank reduced by 29%, and over the last quarter we recorded three times as many compliments as complaints in our branch network. One particular area of focus has been on digital service, where we saw an increase in digital logins of 11%; digital channels now represent 23% of sales. Our Westpac Live mobile application was rated No.1 in the world by Forrester Research, reflecting the work underway to transform our digital capabilities and position Westpac as the best in class digital customer service bank. In fact, we introduced more than 180 new features and enhancements across our digital channels this year. For example, customers can now activate a credit card using their phone’s camera, or manage a term deposit rollover, all without having to visit a branch. 1. Source: Roy Morgan Research, September 2015 – 2016, 6MMA. Westpac Group Main Financial Institution (as defined by the customer). Satisfaction ratings are based on the relationship with the financial institution. Customers must have at least a Deposit/Transaction account relationship with the institution and are aged 14 or over. Satisfaction is the percentage of customers who answered ‘Very’ or ‘Fairly satisfied’ with their overall relationship with their MFI. 2. Internal NPS, September 2015 – 2016, 6MMA. 3. Source: DBM Consultants Business Financial Services Monitor, September 2015 – 2016, 6MMA. MFI customers, all businesses. The Customer Satisfaction score is an average of customer satisfaction ratings of the customer’s main financial institution for business banking on a scale of 0 to 10 (0 means ‘extremely dissatisfied’ and 10 means ‘extremely satisfied’). 4. Source: DBM Consultants Business Financial Services Monitor, September 2015 – 2016, 6MMA. Westpac Group, MFI customers, all businesses. Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld. Using a scale of 0 to 10 (0 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 0-6 raters (detractors) are deducted from the 9-10 raters (promoters). The ranking refers to Westpac Group’s position relative to the other three major Australian banking groups (ANZ Group, CBA Group and NAB Group).

20 WESTPAC GROUP CEO’S LETTER As part of this, our flagship initiative during the year was the introduction of Our Service Promise, a set of principles and practices that clearly defines our expectations of what it means to deliver great service—consistently. During the year, we conducted a survey which showed an employee engagement score of 69%. While this was a good outcome, it is below the high bar of global best practice – a benchmark to which we aspire. Given the amount of change in our organisation this year, the result was not a surprise; but nevertheless we’ve listened to feedback and are already rolling out a number of actions to address those areas our employees told us needed to improve. Our new city-based corporate offices are now providing more than 10,000 employees with some of the world’s best physical environments, tools, and technologies, and a new way of working that is driving greater agility, mobility, and productivity. We also continued to foster a more diverse and inclusive workplace, delivering some excellent results during the year. This included an increase in the number of women in leadership positions to 48%— up from 46% last year—which brings us closer to our target of 50% by 2017; and an increase in the cultural diversity of our employees. Notably, the percentage of employees who self-identify as Indigenous Australians increased to more than 4%, which is greater than the proportion in the broader Australian population. Kate Holloway’s story shows how employees are applying our approach to diversity and flexibility to help solve customer issues and better meet their needs. That leads me to the final issue I wanted to address in this year’s letter. Bridging the trust gap Trust is fundamental to the service we provide. For us to fulfil our role, customers need to trust that we are acting in their interests; that our advice is honest; and that their money is safe. We recognise that there have been times when we have not met customers’ expectations and this has contributed to a trust gap between the community and the banking sector. We are working hard to rebuild that trust. There has been an increase in public and political scrutiny, with calls for further regulation and investigations into Australian banking activity—including a potential Royal Commission on conduct in the banking and financial services sector. A number of banks also face individual challenges, such as the civil proceedings in Federal Court commenced by ASIC in April this year, which allege manipulation of the Bank Bill Swap Rate between the period 6 April 2010 and 6 June 2012. We don’t accept ASIC’s allegations and think this complex matter is now best resolved by the Courts. In our Code of Conduct we commit to doing the right thing by customers. Given the changing environment and need to build trust we’re implementing a number of

ANNUAL REVIEW & SUSTAINABILITY REPORT 21 Trust is fundamental to the service we provide KATE HOLLOWAY EMPLOYEE’S IDEA HELPS WORKING FAMILIES While Westpac employee Kate Holloway was on parental leave, she kept hearing of people having trouble getting a home loan because banks didn’t recognise their parental leave entitlements or return to work income in their borrowing capacity. When she returned to work, Kate decided to speak up and see what could be done. As a result, Westpac is the first bank to recognise paid parental leave and return to work income as standard operating procedure when assessing a person’s capacity to make home loan repayments. Now hundreds of families are benefiting from this change. To read more about this story please go to 2016annualreport.westpacgroup.com.au programs to ensure our products, policies, reward frameworks and processes are even more closely aligned to customers’ interests. As part of this program we have: • appointed an independent customer advocate, Adrian Ahern, who is empowered to resolve customer issues and overturn decisions made by our dispute resolution processes; • introduced new criteria to be applied to our products to confirm they’re fair for customers. A new governance committee assesses the application of these criteria; and • reviewed our Whistleblower Protection Policy and approach, to ensure people feel comfortable to speak up and question practices when they don’t seem right, and provide a safe environment for them to do so. Westpac’s principles are clear: when something doesn’t measure up, we change it. When we find a problem, we fix it, so that it doesn’t happen again. And we’re open about the issues we find. At an employee level, we’re changing our remuneration frameworks to ensure we reward our people based on the value and outcomes delivered to customers. In November 2016, we were the first bank to remove all product related incentives across our 2,000 tellers in the Westpac branch network. Their incentives are now based entirely on the quality of service customers receive. We have increased transparency in financial planning and remain the only company to invite customers to publicly rate the service provided by our financial planners via the online Adviser View. We were also early movers in removing commissions paid to financial planners back in 2014, and are now revisiting the way we reward other specialised sales roles. Similarly, we have led the market on educational standards for financial advisers, and our current requirements are above the new standards recently proposed by the Federal Government. Over the year, a range of financial issues emerged for some of our peers across financial planning and insurance. We have thoroughly investigated our own operations and while we are not perfect, I can assure you that our record in this area is strong: BTFG has been a role model in seeking to genuinely help customers manage and protect their wealth. To bring this to life, the experience of Bob Mac Smith is similar to many other stories I have heard across our organisation. At an industry-level, we publicly committed to implement six areas of industry reform – the Australian Bankers’ Association’s (ABA) 6-point plan. The plan’s aim is to protect customer interests and increase transparency and accountability across the industry. As CEO, I know our people overwhelmingly set out to do the right thing by customers, and I want customers and the community to be confident of that too. The contract we hold with customers is one we’ve never taken for granted: Customers trust us to help them live the lives they want; to grow; to be more secure; and to be better off.

22 WESTPAC GROUP CEO’S LETTER By focusing on customer needs, delivering world-class service, and measuring our success on customers’ success, I believe we have a business strategy that will, in time, help us to restore trust. History and our future As I mentioned at the outset, Westpac is fast approaching its 200th anniversary. It’s an exciting time to be part of this organisation; a time to reflect on our past and recognise our successes. But more importantly, we are looking to the future and positioning Westpac for its third century. During the year we invested in the people, businesses, and community organisations that are helping to shape our nation. Our $100 million Westpac Bicentennial Foundation is on track to award its 200th scholarship and will continue to add 100 scholars to the alumni every year, in perpetuity. We also launched the Westpac Businesses of Tomorrow program to identify 200 promising businesses that will receive direct support and intellectual capital from some of Australia’s leading business people. At the same time, the grants awarded by the Westpac Foundation have helped create more than 2,900 employment pathways for Australians experiencing disadvantage, and the number of businesses set up or expanded with support from Westpac’s microfinance partner, Many Rivers, exceeded 1,000. Our total committed exposure to the CleanTech and environmental services sector reached $6.2 billion, directed to activities such as generating renewable energy and developing green buildings. Over the past five years, we have increased the proportion of renewable energy financing in our total electricity generation portfolio from 45% to 59%. We also brought to market a $500 million Westpac Climate Bond and an Energy Efficiency Finance Program. These are important steps in supporting the shift to a more sustainable economic model that is less dependent on fossil fuels. This demonstrates our commitment to supporting the transition to an economy that limits global warming to less than two degrees above pre-industrial levels. Our lending to help grow the stock of social and affordable housing grew to $1.05 billion, as we look to play our part in addressing the shortage of affordable housing. That means ensuring our business is strong, our strategy is right, and that we are continuing to support our customers, shareholders, employees and the broader community. It also means taking a leadership role in tackling emerging issues that we believe will affect future prosperity. It’s this approach that has contributed to Westpac being named—for the third year in a row—the most sustainable bank in the world in the Dow Jones Sustainability Indices Review. This marks the ninth time we have topped this global annual index. Summary It is an exciting time to be in banking. The industry is highly competitive, our operating environment remains challenging and we face increased regulatory and public scrutiny. However, with change comes opportunity and we are already responding and adapting across all elements of the business. From left to right: Tony Rodd, Bob Mac Smith and Hamish McDouall

ANNUAL REVIEW & SUSTAINABILITY REPORT 23 BOB MAC SMITH FIVE GENERATIONS OF SUPPORT Fifth generation farmer, Bob Mac Smith, has seen his fair share of ups and downs as he, his brother and their families have transformed their family farm into an industry. These business challenges were nothing compared to when a routine skin check revealed he had melanoma. When Bob’s local relationship manager, Tony Rodd, and financial planner, Hamish McDouall, heard the news they swung into action to see how they could help. Bob knew he had trauma insurance but the team dug deeper and worked out Bob was eligible for another claim. Bob has been in remission for over three years and donated the proceeds from his second claim to the Melanoma Institute of Australia. ANTONIO TRICOLI FIGHTING AUSTRALIA’S NATIONAL CANCER Early career researcher Associate Professor Antonio Tricoli was one of the first 100 Westpac Scholars selected by the newly established Westpac Bicentennial Foundation. His Westpac Research Fellowship, co-funded by The Australian National University, is helping to fund his dream of applying nanotechnology to fight Australia’s national cancer, melanoma. To read more about these stories please go to 2016annualreport.westpacgroup.com.au Our service-led strategy is right for the times. We have strengthened our business and are committed to transforming our operations in ways that will give us a sustainable competitive advantage and bring benefits to all of our stakeholders. As we enter our third century of business, my executive team and I are proud to lead a company that is dedicated to serving our customers and our communities and is committed to operating with courage and integrity. As a result we’re confident that we will continue to deliver growth, returns, and stability that increases the value of your shares and makes you proud of your decision to invest in the Westpac Group. With warm regards, BRIAN HARTZER Chief Executive Officer Westpac Group

24 WESTPAC GROUP SUSTAINABILITY LEADERSHIP A sustainable future CONDUCT AND TRUST DIGITAL INNOVATION We are committed to doing the right thing by customers. However, we recognise there have been times when we – and the financial services industry more broadly – have not met the expectations of stakeholders. This has opened a trust gap. We are determined to restore trust and have established a program to review and update our processes and policies to better reflect changes in community standards. Combined with our efforts to strengthen our service culture this will truly put customer outcomes at the heart of our business. The rapid evolution of technology brings exciting opportunities to improve the way we meet customers’ needs. Technology brings new services along with greater speed and convenience. It also brings challenges including privacy, the protection of data, and cybercrime along with new business models with the potential to disrupt traditional banking. We’re embracing these changes to benefit customers and employees, while vigilantly protecting the customer security. + WORKFORCE OF THE FUTURE Many aspects of employees’ daily roles are changing, as we respond to customers’ evolving expectations and apply new technologies to our business. At the same time, employees’ expectations about work are changing, including a growing demand for flexible working arrangements. These shifting dynamics have seen us step up our focus on building future-ready workplaces – that attract and support employees who are more digitally confident, pursuing more flexible career paths, from more diverse backgrounds, and attaining higher skill levels. + + VALUE CHAIN RISK Sustainable business practices for Westpac include our impact through our value chain. This includes customers, suppliers and the companies in which we invest through BTFG. Climate change and human rights have been particularly prominent issues in 2016. We have completed the first phase of work to analyse the risks and opportunities of a transition to an economy that limits global warming to less than two degrees, and have commenced reporting on our progress on human rights. To read more about how we assess these issues and how we are responding, read our 2016 Sustainability Performance Report online at 2016annualreport.westpacgroup.com.au SERVICE LEADERSHIP The value we create for customers underpins the value of our organisation. Customers’ financial needs are becoming more complex and expectations are changing. True service leadership requires a commitment to help people achieve their financial goals, at every stage of their lives. We are revolutionising our service, product design and accessibility in an effort to become one of the world’s great service companies. POSITIVE SOCIETAL IMPACT The gap between the richest and poorest is widening, in Australia and New Zealand and around the world. Social and economic challenges are being exacerbated by rising youth unemployment and deteriorating housing affordability. At the same time, global warming is expected to have significant physical, social and economic implications for communities. As one of our region’s largest financial institutions, we are applying our skills, expertise and resources to help meet these challenges. The issues that matter most Through our regular assessments of stakeholder feedback and industry trends, we gain an understanding of the issues that matter most to the people connected to our business. This regular assessment helps to ensure we are directing our efforts and resources to the most pressing emerging risks and opportunities. We have categorised our material issues into the following six themes.

ANNUAL REVIEW & SUSTAINABILITY REPORT 25 Sustainability strategy progress SUSTAINABILITY STRATEGY PROGRESS At the heart of our approach to operating sustainably is a simple belief. We need to be future-focused, identifying and responding to emerging societal issues that present risks and opportunities for our business and our stakeholders, and for which we have the skills and experience to make a difference. In 2013, we set a five-year Sustainability Strategy with ten measurable objectives across three broad categories: embracing societal change; environmental solutions; and better financial futures. Highlights of how we are tracking against the objectives follow. Further details, including performance metrics, can be found in our 2016 Sustainability Performance Report. As we approach the final year of this strategy, we are working with stakeholders to test our approach and identify and explore the emerging issues, and how best to respond in the next iteration of our Sustainability Strategy. WOMEN IN LEADERSHIP (%) Indigenous Australian recruitment milestone We have work to do to reach our three year target of recruiting an additional 500 Indigenous Australians by 2017. However, we have surpassed the more critical goal of attaining parity, whereby the proportion of employees who self identified as Indigenous Australian was 4%, which is greater than the proportion in the broader Australian1 population. Creating change through our supply chain Introduced a Supplier Inclusion & Diversity Policy which aims to proactively increase the number of businesses in Westpac’s supply chain that have traditionally been underrepresented in our community, including businesses owned by Indigenous Australians and women, Australian Disability Enterprises, social enterprises and Benefit Corporations (B Corps). 2014 44 INDIGENOUS AUSTRALIANS RECRUITED (CUMULATIVE) 2015 150 Inclusive leadership 500 senior leaders participated in a new Inclusive Leadership training program. Introduced Inclusive Leadership Index to track progress on our people’s perceptions of inclusion in the workplace. Piloted an anonymous recruitment initiative to tackle unconscious bias by removing applicants’ names, schools and other cultural indicators. Supporting gender equity The proportion of women in leadership reached 48%, continuing the steady increase over recent years. Introduced additional targets for our Board (30% women by end 2018) and General Managers (40% women by end 2017). Increasing flexible working arrangements Percentage of employees working flexibly increased from 63% in 2014 to 74% in 2016. 1. Data derived from an employee survey based on the number of individuals who self-identified as having ‘Aboriginal, Indigenous Australian or Torres Strait Islander’ cultural heritage. 2017 target 500 2016 290 2013 42 2017 target 50 2016 48 2015 46 Embracing societal change Under this objective, our activities have focused on helping to improve the way people work and live, as society changes. 2016 PERFORMANCE HIGHLIGHTS

26 WESTPAC GROUP
SUSTAINABILITY LEADERSHIP

# Environmental solutions

We have introduced solutions to help tackle environmental challenges, both by reducing the direct environmental impact of operations, and collaborating with others – including our customers and suppliers – to help minimise our indirect footprint. Our actions recognise the importance of limiting global warming to below two degrees Celsius above pre-industrial levels.

**2016 PERFORMANCE HIGHLIGHTS**

### Issued $500 million Climate Bond

Raised $500 million through Westpac Climate Bond. Funds will be allocated to seven wind energy facilities and five low carbon commercial properties, all certified under the Climate Bonds Standard (VI). The commercial properties have an emissions performance in the top 15% of properties in their city.

### New Energy Efficiency Financing Program

Introduced a new Energy Efficiency Financing Program, supported by energy efficiency specialists Verdia, to provide businesses with an end-to-end solution to identify, finance and install equipment that improves energy efficiency. A discounted interest rate is applied to finance, supported by an arrangement with the Clean Energy Finance Corporation.

### Improved environmental footprint

Achieved a 73% recycling rate in Westpac's Sydney head offices; and a 9.5% reduction in total greenhouse gas emissions in Australian sites. In New Zealand, achieved lowest $CO_2$-e emissions since records started in 2008, having reduced emissions by 43% over this time.

### First ever Six Star Green Star rated bank branch

Received Six Star Green Star rating for the St.George branch at Barangaroo – the first Green Star rating for an Australian bank branch and highest rating ever awarded for a retail outlet, reflecting leading eco-efficiency practices. Westpac Place, Sydney, received a Six Star Green Star performance rating.

### Supporting transition to a Two Degree Economy

We undertook scenario analysis to understand the longer term impacts to the Australian economy – including risks and opportunities for Westpac – of limiting global warming to less than two degrees celsius above pre-industrial levels, meaning the Australian economy reaches net zero carbon emissions by 2050. A summary of findings is in our 2016 Sustainability Performance Report. Following this work, we are conducting further reviews of a number of key sectors and will release our refreshed Climate Change and Environment Position Statement in 2017.

### Supported CleanTech and environmental services sector

Total committed exposure to the CleanTech and environmental services sector increased to $6.2 billion, ahead of our 2017 target of making available up to $6 billion. We increased the stringency of our CleanTech definitions in 2015.

### Electricity generation financing – Australia and New Zealand


%
60
50
40
11
12
13
14
15
16
Renewable
Non renewable

### Supporting transition to a clean energy future

The proportion of renewable energy financing in our total electricity generation portfolio was 45% in 2011. It has increased to 59% in 2016.

ANNUAL REVIEW & SUSTAINABILITY REPORT 27

# Better financial futures

We have introduced initiatives to help people have a better relationship with money, for a better life. This includes helping people to become more financially resilient, stretching their post-work income streams further, and finding ways to break down barriers to make banking more accessible.

## 2016 PERFORMANCE HIGHLIGHTS

### New tool for customers to manage their wealth

Introduced Wealth Review, an online tool designed for BTFG super fund members to help them gain a better understanding of their current financial situation and what they need to do to achieve their financial goals.

### 1,000 businesses backed with microfinance

Through support from Westpac's microfinance partner Many Rivers more than 1,000 businesses have now been established by aspiring business owners who are not able to access mainstream bank finance, Westpac announced a further $2.25 million in funding over three years for Many Rivers.

### Shared equivalent of 100 years with Indigenous Australian community organisations

Westpac Group employees have shared the equivalent of over 100 years on secondment in Indigenous Australian community organisations through the Jawun Indigenous Corporate Partnerships program.

### Educating more people about money

Delivered financial literacy training to 59,596 people through workshops and webinars. This has included dedicated workshops for Indigenous Australian businesses. Post workshop surveys indicate almost 70% of participants believed the workshops improved their financial confidence.

### Money management tool for New Zealanders

Launched CashNav, an app that helps customers manage spending by automatically categorising banking transactions into needs and wants and notifying customers of how their spending is tracking. In addition, expanded financial education programs in New Zealand.

### Jobs for people experiencing disadvantage

Introduced a new Westpac Foundation grant program to back not-for-profit social enterprises with proven models for job creation for Australians experiencing disadvantage. Existing grants programs have supported social enterprises that created more than 2,900 employment pathways and jobs during the past two years. The Westpac Foundation has granted more than $30 million since 1999.

### Improved banking access in the Pacific

Net basic banking account customers in the Pacific (cumulative)

| | |
|---|---|
| 2017 target | 300,000 |
| 2016 | 296,931 |
| 2015 | 292,374 |
| 2014 | 225,260 |
| 2013 | 147,392 |

### Growing social and affordable housing stock

Finance directed to social and affordable housing sector ($bn)

| | |
|---|---|
| 2017 target | Up to 2.0 |
| 2016 | 1.05 |
| 2015 | 1.02 |
| 2014 | 0.82 |
| 2013 | 0.65 |

28

WESTPAC GROUP

# FIVE-YEAR SUMMARY

## FINANCIAL AND OTHER INFORMATION[1]
(in $millions unless otherwise indicated)

| | 2016 | 2015 | 2014 | 2013 | 2012 |
|---|---|---|---|---|---|
| **Income statements for the years ended 30 September** | | | | | |
| Net interest income | 15,148 | 14,267 | 13,542 | 12,821 | 12,502 |
| Non-interest income | 5,837 | 7,375 | 6,395 | 5,774 | 5,481 |
| Net operating income before operating expenses and impairment charges | 20,985 | 21,642 | 19,937 | 18,595 | 17,983 |
| Operating expenses | (9,217) | (9,473) | (8,547) | (7,976) | (7,957) |
| Impairment charges | (1,124) | (753) | (650) | (847) | (1,212) |
| Profit before income tax | 10,644 | 11,416 | 10,740 | 9,772 | 8,814 |
| Income tax expense | (3,184) | (3,348) | (3,115) | (2,947) | (2,812) |
| Profit attributable to non-controlling interests | (15) | (56) | (64) | (74) | (66) |
| **Net profit attributable to owners of Westpac Banking Corporation** | **7,445** | **8,012** | **7,561** | **6,751** | **5,936** |
| Cash earnings adjustments | 377 | (192) | 67 | 312 | 628 |
| Cash earnings[3] | 7,822 | 7,820 | 7,628 | 7,063 | 6,564 |
| **Financial position and key financial ratios[2]** | | | | | |
| Balance sheet as at 30 September | | | | | |
| Total assets | 839,202 | 812,156 | 770,842 | 701,097 | 678,612 |
| Total shareholders' equity and non-controlling interests | 58,181 | 53,915 | 49,337 | 47,537 | 46,265 |
| **Business performance** | | | | | |
| Operating expenses to operating income ratio (%) | 43.9 | 43.8 | 42.9 | 42.9 | 44.2 |
| Net interest margin (%) | 2.10 | 2.09 | 2.09 | 2.14 | 2.16 |
| **Capital adequacy** | | | | | |
| Common equity tier 1 capital ratio — APRA Basel III (%)[4] | 9.5 | 9.5 | 9.0 | 9.1 | 8.2 |
| Tier 1 capital ratio (%)[5] | 11.2 | 11.4 | 10.6 | 10.7 | 10.3 |
| Total capital ratio (%)[5] | 13.1 | 13.3 | 12.3 | 12.3 | 11.7 |
| Total equity to total assets (%) | 6.9 | 6.6 | 6.4 | 6.8 | 6.8 |
| **Credit quality** | | | | | |
| Net impaired assets to equity and collectively assessed provisions (%) | 1.8 | 1.8 | 2.5 | 4.1 | 5.6 |
| Total provisions to total loans (basis points) | 54 | 53 | 60 | 73 | 82 |
| **Shareholder value** | | | | | |
| Dividends per ordinary share (cents) | 188 | 187 | 182 | 174 | 166 |
| Special dividends per ordinary share (cents) | – | – | – | 20 | – |
| Dividend payout ratio (%)[6] | 84.2 | 73.4 | 74.7 | 79.7 | 85.3 |
| Dividend payout ratio — cash earnings (%)[6] | 80.3 | 75.4 | 74.2 | 76.5 | 77.6 |
| Cash earnings to average ordinary equity (%) | 14.0 | 15.8 | 16.4 | 15.9 | 15.4 |
| Cash earnings per share (cents) | 235.5 | 248.2 | 245.4 | 227.8 | 214.8 |
| Net tangible assets per ordinary share[7] ($) | 13.96 | 13.08 | 11.57 | 11.09 | 10.49 |
| Share price as at 30 September ($) | 29.51 | 29.70 | 32.14 | 32.73 | 24.85 |

1. The Summary Income Statement, financial position and key financial ratio information is an extract of the Westpac 2016 Annual Report.
2. For more detail please refer to the Westpac 2016 Annual Report, available at www.westpac.com.au/investorcentre
3. Net profit attributable to equity holders adjusted for cash earnings adjustments. For further details on cash earnings adjustments refer to 2016 Full Year Financial Results.
4. Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a pro forma Basel III basis. No comparatives are presented for other years.
5. Basel III was effective in Australia from 1 January 2013. The 2012 ratio is presented on a Basel II basis.
6. Excludes special dividends.
7. Total equity attributable to owners of Westpac, after deducting intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

ANNUAL REVIEW & SUSTAINABILITY REPORT 29

## FIVE YEAR NON-FINANCIAL SUMMARY[1,2,3]

| | 2016 | 2015 | 2014 | 2013 | 2012 |
|---|---|---|---|---|---|
| **Customer** | | | | | |
| Total customers (millions) | 13.4 | 13.1 | 12.8 | 12.2 | 11.8 |
| Digitally active customers (millions) | 4.9 | 4.9 | 4.7 | 4.2 | 4.0 |
| Branches | 1,309 | 1,429 | 1,534 | 1,544 | 1,538 |
| Branches with 24/7 capability (%) | 27 | 22 | 15 | – | – |
| ATMs | 3,757 | 3,850 | 3,890 | 3,814 | 3,639 |
| Smart ATMs (%) | 37 | 31 | 24 | 17 | – |
| Change in consumer complaints (%) – Australia | (31) | (31) | (27) | (15) | – |
| Change in consumer complaints (%) – NZ | (7) | (18) | (16) | 19 | – |
| Wealth customer penetration (%) | 19.1 | 19.7 | 20.0 | 18.7 | 18.4 |
| **Employees** | | | | | |
| Total core (permanent) full time equivalent staff | 32,190 | 32,620 | 33,586 | 33,045 | 33,418 |
| Employee voluntary attrition (%) | 10.6 | 10.6 | 9.8 | 9.8 | 9.9 |
| New starter retention (%) | 85.5 | 85.3 | 88.0 | 86.7 | 84.8 |
| High performer retention (%) | 94.8 | 95.0 | 95.8 | 95.7 | 95.9 |
| Employee Engagement Index (%) | 69 | – | – | – | – |
| Lost Time Injury Frequency Rate (LTIFR) | 0.8 | 0.8 | 1.1 | 1.5 | 1.9 |
| Women as a percentage of the total workforce (%) | 58 | 59 | 59 | 60 | 61 |
| Women in leadership (%) | 48 | 46 | 44 | 42 | 40 |
| **Environment** | | | | | |
| Total Scope 1 and 2 emissions – Aust and NZ (tonnes CO2-e) | 154,339 | 173,437 | 175,855 | 180,862 | 183,937 |
| Total Scope 3 emissions – Aust and NZ (tonnes CO2-e) | 63,016 | 67,899 | 73,871 | 85,013 | 91,855 |
| Paper consumption – Aust and NZ (tonnes) | 3,304 | 4,857 | 5,334 | 5,762 | – |
| **Sustainable lending and investment** | | | | | |
| Proportion of electricity generation financing in renewables including hydro- Aust and NZ (%) | 59 | 61 | 59 | 55 | 52 |
| Electricity generation portfolio emissions intensity (tonnes $CO_2$-e/MWh) | 0.38 | 0.38 | 0.41 | 0.44 | – |
| Finance assessed under the Equator Principles – Group ($m) | 617 | 1,065 | 851 | 268 | 1,140 |
| Responsible investment funds under management ($m) | 18,723 | 15,017 | – | – | – |
| **Social Impact** | | | | | |
| Community investment ($m) | 148 | 149 | 217 | 131 | 133 |
| Community investment as a percentage of pre-tax profits – Group (%) | 1.39 | 1.30 | 2.02 | 1.33 | 1.50 |
| Community investment as a percentage of pre-tax operating profit (cash earnings basis) | 1.32 | 1.33 | 1.99 | 1.28 | 1.41 |
| Financial education (participants) | 59,596 | 65,538 | 49,812 | 32,577 | 36,182 |
| **Supply chain** | | | | | |
| Top suppliers self-assessed – Australia (%) | 100 | 100 | 100 | 98 | 94 |
| Spend with Indigenous Australian suppliers – Australia ($ million) | 1.6 | 1.2 | – | – | – |

1. All data represents Group performance as at 30 September unless otherwise stated.
2. Definitions and further information on metrics is available in the Westpac 2016 Annual Report and online at www.westpac.com.au/investorcentre
3. Expanded set of performance metrics for Customer, Employees, Environment, Sustainable lending and investment, Social impact, and Supply chain are available in the Westpac 2016 Sustainability Performance Report and online at 2016annualreport.westpacgroup.com.au

30 WESTPAC GROUP EXECUTIVE TEAM Brian Hartzer Managing Director & Chief Executive Officer Philip Coffey Deputy Chief Executive Officer John Arthur Chief Operating Officer Lyn Cobley Chief Executive, Westpac Institutional Bank Brad Cooper Chief Executive Officer, BT Financial Group David Curran Chief Information Officer George Frazis Chief Executive, Consumer Bank Alexandra Holcomb Chief Risk Officer Peter King Chief Financial Officer David Lindberg Chief Executive, Business Bank David McLean Chief Executive Officer, Westpac New Zealand Limited Christine Parker Group Executive, Human Resources, Corporate Affairs & Sustainability Gary Thursby Chief Strategy Officer

ANNUAL REVIEW & SUSTAINABILITY REPORT 31

## BOARD OF DIRECTORS



### Lindsay Maxsted
DipBus (Gordon), FCA, FAICD

**Independent Director since March 2008.**
**Chairman since December 2011.**

Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk & Compliance Committees.



### Brian Hartzer
BA, CFA

**Managing Director & Chief Executive Officer since February 2015.**

Member of the Board Technology Committee.



### Elizabeth Bryan AM
BA (Econ.), MA (Econ.)

**Independent Director since November 2006.**

Chairman of the Board Risk & Compliance Committee. Member of each of the Board Nominations and Board Remuneration Committees.



### Ewen Crouch AM
BEc (Hons.), LLB, FAICD

**Independent Director since February 2013.**

Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.



### Alison Deans
BA, MBA, GAICD

**Independent Director since April 2014.**

Member of each of the Board Risk & Compliance and Board Technology Committees.



### Craig Dunn
BCom, FCA

**Independent Director since June 2015.**

Member of each of the Board Remuneration and Board Risk & Compliance Committees.



### Robert Elstone
BA (Hons.), MA (Econ.), MCom

**Independent Director since February 2012.**

Member of each of the Board Audit, Board Remuneration and Board Risk & Compliance Committees.



### Peter Hawkins
BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

**Independent Director since December 2008.**

Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk & Compliance Committees.



### Peter Marriott
BEc (Hons.), FCA

**Independent Director since June 2013.**

Chairman of the Board Audit Committee. Member of each of the Board Nominations, Board Risk & Compliance and Board Technology Committees.

32 WESTPAC GROUP

## REMUNERATION

### Non-executive Director Remuneration

Westpac's Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and remunerate them appropriately for their time and expertise. With a Board focus on strategic direction, long-term corporate performance and the creation of shareholder value, fees for Non-executive Directors are not directly related to the Group's short-term results and they do not receive performance-based remuneration.

BOARD OF DIRECTORS: REMUNERATION RECEIVED DURING 2016 ($)

| Name | Position | Westpac Banking Corporation Board fee[1] | Subsidiary and Advisory Board fees | Super-annuation | Total |
|---|---|---|---|---|---|
| Lindsay Maxsted | Chairman | 810,000 | | 19,540 | 829,540 |
| Elizabeth Bryan | Non-executive Director | 324,400 | | 19,540 | 343,940 |
| Ewen Crouch | Non-executive Director | 320,800 | | 19,540 | 340,340 |
| Alison Deans | Non-executive Director | 273,000 | | 19,540 | 292,540 |
| Craig Dunn | Non-executive Director | 286,000 | | 19,540 | 305,540 |
| Robert Elstone | Non-executive Director | 318,000 | | 19,540 | 337,540 |
| Peter Hawkins | Non-executive Director | 324,200 | 35,000 | 19,465 | 378,665 |
| Peter Marriott | Non-executive Director | 343,400 | | 19,540 | 362,940 |

1. Includes fees paid to the Chairman and members of Board Committees.

### CEO and Senior Executive Remuneration

The Westpac Group's remuneration strategy is designed to attract and retain the highest quality executives by rewarding them for achieving high performance, developing sustainable customer relationships and delivering superior long-term results for shareholders. This strategy incorporates sound principles of risk management and governance.

SENIOR EXECUTIVE TEAM: REMUNERATION RECEIVED DURING 2016 ($)
(either as cash or in the case of equity, the value that has vested during 2016)

| Name | Position | Fixed remuneration & superannuation[1] | 2016 STI cash payment[2] | 2016 Total cash payment[3] | Equity awards vested during 2016[4] |
|---|---|---|---|---|---|
| Brian Hartzer | Managing Director & Chief Executive Officer | 2,811,402 | 1,302,710 | 4,114,112 | 1,003,809 |
| John Arthur | Chief Operating Officer | 1,222,005 | 585,000 | 1,807,005 | 1,275,467 |
| Lyn Cobley | Chief Executive, Westpac Institutional Bank | 1,124,889 | 492,500 | 1,617,389 | 553,866 |
| Philip Coffey | Deputy Chief Executive Officer | 1,331,293 | 597,500 | 1,928,793 | 1,392,992 |
| Brad Cooper | Chief Executive, BT Financial Group | 1,097,162 | 735,000 | 1,832,162 | 1,336,930 |
| David Curran | Chief Information Officer | 940,826 | 467,500 | 1,408,326 | - |
| George Frazis | Chief Executive, Consumer Bank | 1,168,631 | 815,000 | 1,983,631 | 1,150,603 |
| Alexandra Holcomb | Chief Risk Officer | 986,607 | 492,500 | 1,479,107 | 662,184 |
| Peter King | Chief Financial Officer | 1,072,417 | 545,000 | 1,617,417 | 458,612 |
| David Lindberg | Chief Executive, Business Bank | 903,399 | 477,500 | 1,380,899 | 326,656 |
| David McLean | Chief Executive, Westpac New Zealand | 836,941 | 363,050 | 1,199,991 | 259,469 |
| Christine Parker | Group Executive, Human Resources, Corporate Affairs & Sustainability | 873,835 | 450,000 | 1,323,835 | 703,239 |

1. Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation contributions.
2. The cash STI payment represents 50% of the 2016 STI outcome and will be paid in December 2016. The remaining 50% is deferred in the form of equity granted in December 2016 which will vest in equal tranches in October 2017 and 2018.
3. This is the addition of the first and second columns.
4. Prior year equity awards include both deferred STI and LTI allocations subject to performance hurdles that vested in 2016. The equity value has been calculated as the number of securities that vested or forfeited during the year ended 30 September 2016, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested or were forfeited, less any exercise price payable.

ANNUAL REVIEW & SUSTAINABILITY REPORT 33 Financial calendar for Westpac Ordinary Shares Contact details Head Office 275 Kent Street Sydney NSW 2000 Australia Tel: +61 2 9374 7113 Fax: +61 2 8253 4128 International: +61 2 9806 4032 Record date for final dividend 15 November 2016 Annual General Meeting 9 December 2016 Final dividend payable 21 December 2016 Financial Half Year end 31 March 2017 Interim results and dividend announcement 8 May 2017 Record date for interim dividend 19 May 2017 Interim dividend payable 4 July 2017 Share Registrar Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 Australia Mail: Locked Bag A6015, Sydney South NSW 1235 Tel: +61 1800 804 255 Fax: +61 2 9287 0303 Email: westpac@linkmarketservices.com.au Investor Centre: www.linkmarketservices.com.au Financial Year end 30 September 2017 Annual General Meeting The Westpac Annual General Meeting (AGM) will be held on Friday, 9 December 2016 at the Adelaide Convention Centre in Adelaide commencing at 10:00 am (Adelaide time). The AGM will be webcast live on the Westpac website at www.westpac.com.au/investorcentre for shareholders unable to attend. Westpac Investor Relations Email: investorrelations@westpac.com.au Tel: +61 2 8253 3143 www.westpac.com.au/investorcentre Additional reporting information Westpac provides a suite of information about the Group’s Full Year 2016 performance, including the Annual Report, Full Year Financial Results, Investor Discussion Pack, Sustainability Performance Report and other Shareholder information including a financial calendar. Visit the Investor Centre on the Westpac Group website at www.westpac.com.au/investorcentre Supplementary information about the Group’s Full Year 2016 performance, including details about our approach to our strategic priorities and sustainability objectives, case studies and material issues assessment, can be found online at www.2016annualreport.westpacgroup.com.au Westpac Group Sustainability For questions and comments on our sustainability performance: Email: sustainability@westpac.com.au Tel: +61 2 8254 8488 www.westpac.com.au/sustainability Assurance Our adherence to the GRI G4 Sustainability Reporting Guidelines and disclosures associated with alignment to the AA1000 AccountAbility Principles Standard have been independently assured by Ernst & Young (EY). For further information please refer to the detailed assurance statement available in the 2016 Sustainability Performance Report at www.2016annualreport.westpacgroup.com.au For information on our compliance with International Agreements, including the United Nations Global Compact and Declaration on Human Rights, contact the General Manager of Group Corporate Affairs & Sustainability via Westpac Group Sustainability, details above. Westpac Banking Corporation ABN 33 007 457 141

2X> I Ulestpac GROUP www.westpac.com.au